August 19, 2008

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Celeste Murphy, Special Counsel

Re:	Kopin Corporation—Cash Tender Offer for Eligible Options

Dear Ms. Murphy:

Kopin Corporation, a Delaware corporation (the “Company”), proposes to make an Offer to Purchase Eligible Options (the “Offer”) pursuant to which it is offering eligible employees of the Company the opportunity to have the Company purchase their eligible options to purchase shares of the Company’s common stock for the right to receive certain cash payments. The Offer is being conducted for the compensatory purpose of providing eligible employees with an opportunity to avoid or minimize potential adverse personal tax consequences under Section 409A of the Internal Revenue Code, as amended (the “Code”), with respect to their eligible options. The expected details of the Offer are described further below and will be more fully described in a Schedule TO to be filed with the Securities and Exchange Commission (the “Commission”) prior to commencement of the Offer.

I.	FACTUAL BACKGROUND

A.	The Company

The Company is a Section 12(b) reporting company under the Exchange Act of 1934, as amended (the “Exchange Act”), and as of August 8, 2008 it had approximately 67,731,514 shares of common stock outstanding. Shares of the Company’s common stock are principally traded on the Nasdaq National Market of the NASDAQ Stock Market LLC, and on August 8, 2008 the last reported sale price of the Company’s common stock on the Nasdaq National Market was $3.21 per share. As of August 8, 2008, options to purchase 6,308,026 shares of the Company’s common stock were issued and outstanding under the Company equity incentive plans, including eligible options to purchase up to 213,148 shares of the Company’s common stock. As disclosed in the Company’s Form 10-K for the fiscal year ended December 30, 2006, the Company determined that the applicable “measurement dates” of certain stock options determined for financial reporting purposes differed from the stated dates of grant of such stock options used at the time such stock options were granted. The Company further determined that for financial reporting purposes certain of such stock options, including the eligible options in the proposed Offer, were granted with an exercise price per share less than the fair market value of the Company’s common stock on the applicable “measurement dates” determined for financial reporting purposes.

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B.	Section 409A of the Internal Revenue Code

Section 409A of the Code and regulations thereunder provide that stock options issued with an exercise price less than the fair market value of the underlying stock on the applicable “grant dates” as determined for tax purposes that were unvested as of December 31, 2004 constitute deferred compensation within the meaning of and subject to Section 409A of the Code. Holders of these options may be subject to adverse personal tax consequences under Section 409A of the Code with respect to these options. By virtue of our determination with respect to the applicable “measurement dates” of certain stock options, including the eligible options in the proposed Offer, for financial reporting purposes, such stock options may be deemed to have been granted with an exercise price less than the fair market value of our common stock on the applicable “grant dates” determined by the IRS for tax purposes. While not entirely clear under Section 409A of the Code and the proposed regulations, without remedial action holders of such options will likely be subject to U.S. federal income taxation in the year in which such stock options vest (as opposed to the year in which they are exercised) in an amount equal to the difference between the fair market value of the underlying stock and the exercise price, and be subject to an additional twenty percent (20%) penalty tax on such amount plus interest penalties. Holders of such options may also be subject to similar taxation under state law.

Under the guidance promulgated by the Internal Revenue Service and the Department of the Treasury under Section 409A of the Code (the “Interpretive Guidance”), an eligible outstanding stock option subject to Section 409A of the Code may be amended to provide for, or permit holders of such options to elect, fixed payment terms that are consistent with Section 409A of the Code; provided that in order to avoid the adverse personal tax consequences of Section 409A of the Code, the option must be amended or the election must be made on or before December 31, 2008.1 Accordingly, the Company believes that the Offer provides eligible employees with the opportunity to avoid or minimize potential adverse personal tax consequences of Section 409A of the Code with respect to their eligible options.

However, the Interpretive Guidance provides that with respect to any such amendment or election made on or after January 1, 2008 and on or before December 31, 2008, the amendment or election may apply only to amounts that would not otherwise be payable in 2008 and may not cause an amount to be paid in 2008 that would not otherwise be payable in 2008.2 Accordingly, eligible employees who participate in the Offer will be provided, effective upon the expiration of the Offer, with a contractual right to receive a cash payment payable in lump sum on the first regular payroll date of the Company after January 1, 2009 or, if earlier on the date their eligible option would otherwise expire (e.g., because of termination of employment after the expiration of the Offer in 2008).3 If such cash payment were paid in

[1]

Section 3.02 of Notice 2006-79, 2006-43 IRB 763 (October 4, 2006), as superceded and replaced in Section 3(B) of Notice 2007-86, 2007-46 IRB 990 (October 22, 2007). This relief is not available to stock options granted to persons who, as of the applicable dates of grant, were subject to the disclosure requirements of Section 16(a) of the Exchange Act with respect to such issuer. See, Section 3.07 of Notice 2006-79.

[2]	Section 3.02 of Notice 2006-79, 2006-43 IRB 763 (October 4, 2006), as superceded and replaced in Section 3(B) of Notice 2007-86, 2007-46 IRB 990 (October 22, 2007).

[3]

The Company believes earlier payment is required under the Interpretative Guidance in cases where the Eligible Option would have otherwise expired in 2008, to avoid postponing to a later year any payment which could otherwise only have been made under the Eligible Option by exercise on its expiration in 2008. However, because of the terms of the proposed Offer and of the Eligible Options, it is highly unlikely that any Eligible Option would in fact expire in 2008 (but for the Offer) so as to cause payment to be made earlier than the general payment date, to wit, with the first payroll in 2009.

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2008 (except as noted), the purchase would not be effective to permit eligible employees to avoid or minimize potential adverse personal tax consequences under Section 409A of the Code.

C.	The Offer to Purchase Eligible Options

Some of the Company’s employees hold stock options with exercise prices that may be lower than the fair market value of the Company’s common stock on the applicable “grant date” determined for tax purposes. Holders of these options may therefore be subject to adverse personal tax consequences under Section 409A of the Code with respect to any of these options (or portions thereof) that were unvested as of December 31, 2004. To address this situation, the Company is offering to purchase eligible options from eligible employees to provide them with the opportunity to avoid or minimize such potential adverse taxation, that is, to in effect change the payment date for any deferred compensation considered inherent in the option as allowed under the Interpretative Guidance.

An option to purchase the Company’s common stock will be subject to the Offer only to the extent that option (or portion thereof) meets the following conditions (an “Eligible Option”): (i) the option was granted under a Company Plan; 4 (ii) the option was granted, for tax purposes, with an exercise price per share that is less than the fair market value per share of the Company’s common stock on the applicable date of grant determined for tax purposes (as determined by the Company); (iii) the option is held by an Eligible Employee (as defined below); (iv) the option is outstanding on the Offer expiration date; and (v) the option was unvested as of December 31, 2004.

An individual is eligible to participate in the Offer only to the extent that such individual meets the following criteria (an “Eligible Employee”): (i) the individual is an employee of the Company (or any Company subsidiary) at the commencement of the Offer and at the expiration of the Offer; (ii) the individual holds an Eligible Option; (iii) the individual is or may be subject to income taxation in the United States with respect to that option; and (iv) the individual is not a current or former Section 16 Officer or Director5 at the commencement of the Offer and at the expiration of the Offer. No current or former Section 16 Officers and Directors are eligible to participate in the Offer.

Eligible Employees who participate in the Offer will be provided, effective upon the expiration of the Offer, with a contractual right to receive a cash payment (“Cash Payment”) at a future date in an amount equal to the fair market value of their Eligible Options determined by the Company using “Black-Scholes”. The Cash Payment will be payable in lump sum on the first regular payroll date of the Company after January 1, 2009 (and/or, if earlier, with respect to any Eligible Expiring Options6 purchased in the Offer, on the date(s) such Eligible Expiring Options would have otherwise expired but for the Eligible Optionee’s participation in the Offer). The Cash Payment will not be subject to any vesting conditions or otherwise subject to forfeiture. The delay in payment of the Cash Payment is

[4]	The term “Company Plans” refers to the 2001 Equity Incentive Plan, as amended, and the 2001 Supplemental Equity Incentive Plan, as amended.

[5]	The term “Section 16 Officers and Directors” refers to officers and directors of the Company subject to Section 16 of the Exchange Act.

[6]

The term “Eligible Expiring Option” refers to an Eligible Option that would have expired during the period commencing on the date immediately following the Offer Expiration Date and ending on January 1, 2009 but for it being purchased in the Offer (for example, because of termination of employment during such period).

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required by Section 409A of the Code and Interpretive Guidance. The right to receive the Cash Payment will be evidenced by a nontransferable written agreement executed by the Company and delivered to Eligible Employees who participate in the Offer promptly following the expiration of the Offer.

II.	DISCUSSION

A.	Compliance with Rule 13e-4(f)(5)

Exemptive Orders

In response to requests to accommodate the compensation policies and practices of issuers conducting exchange offers for employee stock options conducted for compensatory purposes to address the potential materially adverse tax treatment of such options under Section 409A of the Code, the Commission granted case-by-case relief7 and general exemptions8 from the “prompt payment” requirements of Rule 13e-4(f)(5) for such exchange offers in order to permit issuers to delay the payment of cash consideration offered in such exchange offers.

While the Offer does not technically fall within the scope of the exemptions provided by the 409A Exchange Offer Exemptive Orders because the Company is offering to purchase Eligible Options for the right to receive Cash Payments rather than offering to exchange such options for amended options or new Company securities, the Company believes that the Offer otherwise meets the criteria for such exemptive relief. Specifically, (i) the Offer is being made to Eligible Employees for compensatory purposes in order to provide such employees with an opportunity to avoid or minimize potential adverse personal tax consequences under Section 409A of the Code; (ii) the delay in the payment of the Cash Payment is required by the Section 409A of the Code and Interpretive Guidance; (iii) Eligible Employees participating in the Offer will be provided, effective as of the expiration of the Offer, with a contractual right to receive the Cash Payment, and the Cash Payment will be paid on the first regular payroll date of the Company after January 1, 2009 (and/or, if earlier, with respect to any Eligible Expiring Options purchased in the Offer, on the date(s) such Eligible Expiring Options would have otherwise expired but for the Eligible Optionee’s participation in the Offer); (iv) the vesting and exercisability provisions of the Eligible Options will not be amended in the Offer (although not applicable to the Offer); (v) the Offer is not being made to current or former Section 16 Officers and Directors; and, as discussed further below (vi) the Company has determined that, aside from the prompt payment issue and the fact that the Company is offering to purchase Eligible Options for the right to receive Cash Payments rather than offering to exchange such options for amended options or new Company securities, it otherwise would be able to rely on the relief granted in the Exchange Offer Exemptive Order.

[7]

Adobe Systems Incorporated, SEC No-Action Letter (avail. Feb. 28, 2007); CNET Networks, Inc., SEC No-Action Letter (avail. Feb. 28, 2007); Juniper Networks, Inc., SEC No-Action Letter (avail. Mar. 6, 2007) (the “Juniper 409A Exchange Offer”); and Chordiant Software, Inc., SEC No-Action Letter (avail. Mar. 26, 2007) (collectively, the “Non-Vesting 409A Exchange Offers”) and HCC Insurance Holdings, Inc., SEC No-Action Letter (avail. Jun. 12, 2007); and Microtune, Inc., SEC No-Action Letter (avail. Sept. 13, 2007) (collectively, the “Vesting 409A Exchange Offers” and together with the Non-Vesting 409A Exchange Offers, the “409A Exchange Offers”).

[8]	See the general exemptions provided in Chordiant Software, Inc. (Mar. 26, 2007) and Microtune, Inc. (Sept. 13, 2007) (together, the “409A Exchange Offer Exemptive Orders”).

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No-Action Letters

In the context of issuer tender offers conducted primarily for compensatory purposes, the Staff historically granted relief from the requirements of Rule 13e-4(f)(5) where requiring otherwise would defeat the valid compensatory purpose for undertaking such tender offers. The staff of the Division of Corporate Finance (the “Staff”) specifically granted relief from the “prompt payment” requirements of Rule 13e-4(f)(5) in the context of issuer exchange offers for compensatory purposes to address issues arising under Section 409A of the Code.9 In the 409A Exchange Offers, the primary compensatory purpose of the offer was to provide eligible employees with an opportunity to avoid or minimize adverse personal tax consequences under Section 409A of the Code and similar adverse taxation under state law.

The Company believes that the future Cash Payment feature of the Offer is nearly identical to that of the 409A Exchange Offers. In the 409A Exchange Offers, the issuers provided eligible employees with a contractual right to payment of the cash portion of the consideration at a future date. In the Non-Vesting 409-A Exchange Offers, such cash consideration was generally paid on the first regular payroll date of the issuer in January of the year following the year in which the option was purchased in the offer. In the Vesting 409A Exchange Offers, the cash consideration payable with respect to the vested portion of the options purchased in the offer was generally paid on the first regular payroll date of the issuer in January of the year following the year in which the options were purchased in the offer, and the cash consideration payable with respect to the unvested portion of the options purchased in the offer was generally paid no later than on the first regular payroll date of the issuer in the quarter following the quarter in which such options vest, subject to continued employment. The delay in payment of the cash consideration in the Non-Vesting 409A Exchange Offers and for the vested portion of the tendered options in the Vesting 409A Exchange Offers was required by the provisions of Section 409A of the Code and Interpretive Guidance. Accordingly, without relief from the requirements of Rule 13e-4(f)(5), the primary compensatory purpose of the 409A Exchange Offers would have been frustrated.

The Staff has also specifically granted relief from the “prompt payment” requirements of Rule 13e-4(f)(5) in the context of issuer cash tender offers for compensatory purposes to address issues relating mostly to underwater options.10 In the Employee Option Repurchase Offers the primary compensatory purpose of the offer was to provide eligible employees participating in the Offer with some value for their mostly underwater options and an incentive to remain a continued employee of the issuer. The Company believes that the future cash payment feature of the Offer is analogous to that of the Option Repurchase Offers. In the Option Repurchase Offers the issuers provided eligible optionees participating in the offer with a contractual right to receive the cash consideration for their options transferred or purchased in the offer at a future date. Such cash consideration was generally paid within approximately one to three years after the expiration of the offer, subject to continued employment and vesting. The delay in payment of the cash consideration in the Employee Option Repurchase Offers was generally for the compensatory purpose of providing eligible employees participating in the offer with an incentive to remain a continued employee with the issuer. Accordingly, without relief from the requirements of Rule 13e-4(f)(5), the compensatory purpose of the Option Repurchase Offers would have been frustrated.

[9]	See 409A Exchange Offers.

[10]

Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (avail. Nov. 7, 2003) (the “Martha Stewart Option Repurchase Offer”); and Microsoft Corporation, SEC No-Action Letter (avail. Oct. 15, 2003) (the “Microsoft Option Repurchase Offer” and together with the Martha Stewart Option Repurchase Offer, the “Employee Option Repurchase Offers”) and Comcast Corporation, SEC No-Action Letter (avail. Oct. 7, 2004) (together with the Employee Option Repurchase Offers, the “ Option Repurchase Offers”).

August 19, 2008

In the Company’s case, like the 409A Exchange Offers and the Option Repurchase Offers, Eligible Employees who participate in the Offer will be provided, effective upon the expiration of the Offer, with a right to receive their Cash Payments in consideration for their Eligible Options purchased in the Offer. In the Company’s case, like 409A Exchange Offers and the Martha Stewart Option Repurchase Offer, the contractual right to receive the Cash Payment will be evidenced by nontransferable written agreements executed by the Company and delivered to Eligible Employees who participate in the Offer promptly following the expiration of the Offer. Like the Non-Vesting 409A Exchange Offers, the Cash Payment will generally be payable in lump sum on the first regular payroll date of the Company after January 1, 2009 (except, in the Company’s case, if earlier, with respect to any Eligible Expiring Options purchased in the Offer, on the date(s) such Eligible Expiring Options would have otherwise expired but for the Eligible Optionee’s participation in the Offer) and will not be subject to any vesting conditions or otherwise subject to forfeiture. In this regard, the Company believes that the delay in the future cash payment feature of the Offer is more favorable than that of the Vesting 409A Exchange Offers and the Option Repurchase Offers, at least portions of which are subject to continued employment and vesting. Finally, like the 409A Exchange Offers and the Option Repurchase Offers, the delay in payment of the Cash Payment is in furtherance of the compensatory purpose of the Offer, and like the 409A Exchange Offers, such delay is required by the provisions of Section 409A of the Code and Interpretive Guidance.

In addition, without having specifically granted relief from the requirements of Rule 13e-4(f)(5), in the context of Option Repricing Offers11 conducted primarily for the compensatory purpose of providing eligible employees participating in the offer with a renewed alignment of interests with the issuer and an incentive to remain a continued employee of the issuer, the Staff permitted issuer tender offers in which amended options or new issuer securities issued to eligible employees participating in the offer were not issued for more than 180 days following the expiration of the offers in order to avoid triggering variable accounting treatment and were generally subject to revised and extended vesting schedules. Accordingly, without the ability to delay payment of the amended options or new securities of the issuer, a compensatory purpose of the Option Repricing Offers would have been frustrated.

In the Company’s case, as with the 409A Exchange Offers, the Offer serves the important compensatory purpose of providing Eligible Employees with an opportunity to avoid or minimize the potential adverse personal tax consequences under Section 409A of the Code. The delay in payment of the Cash Payment is required by the provisions of Section 409A of the Code and Interpretive Guidance. Accordingly, if the Cash Payment were required to be made prior to January 1, 2009 (except with respect to Eligible Expiring Options), the compensatory purpose of the Offer would be frustrated.

B.	Compliance with Rule 13e-4(f)(8)

Exemptive Orders

In response to requests to accommodate the compensation policies and practices of issuers conducting exchange offers for employee stock options for compensatory purposes, the Commission

[11]

See e.g. Lante Corporation, SEC No-Action Letter (avail. Feb. 9, 2001); Amazon.com, Inc., Ltd., SEC No-Action Letter (avail. Feb. 28, 2001) (the “Amazon Option Repricing Offer”); and Digimarc Corporation, SEC No-Action Letter (avail. Mar. 16, 2001) (collectively, the “Option Repricing Offers”).

August 19, 2008

granted case-by-case relief12 and a general exemption13 from the “all holders” and “best price” requirements of Rule 13e-4(f)(8) for such issuer exchange offers in order to eliminate the limitations that Rule 13e-4(f)(8) would otherwise have on an issuers’ ability to structure exchange offers in a manner consistent with the issuers’ compensation policies and practices. In providing the general exemption, the Commission noted that such exchange offers do not present the same concerns caused by discriminatory treatment among security holders that Rule 13e-4(f)(8) was intended to address.

While the Offer does not technically fall within the scope of the exemption provided by the Exchange Offer Exemptive Order because the Company is offering to purchase Eligible Options for the right to receive Cash Payments rather than offering to exchange such options for amended options or new Company securities, the Company believes that the Offer otherwise meets the criteria for such exemptive relief. Specifically, (i) the Company is eligible to use Form S-8, the Eligible Options were issued under an employee benefit plan as defined in Rule 405 under the Securities Act (although not applicable to the Offer); (ii) the Offer is being conducted for compensatory purposes; (iii) the Company will disclose in the offering documents the essential features and significance of the Offer, including risks that Eligible Employees should consider in deciding whether to accept the Offer; and (iv) except as exempted in the Exchange Offer Exemptive Order, the Company intends to conduct the Offer in compliance with Rule 13e-4 (aside from the prompt payment rule).

In addition, we note that in the Martha Stewart Option Repurchase Order conducted primarily for the compensatory purpose of providing eligible employees participating in the offer with some value for their mostly underwater options and an incentive to remain a continued employee of the issuer, the issuer did not seek relief from the “all holders” and “best price” requirements of Rule 13e-4(f)(8). Instead the issuer indicated that the offer was structured in reliance on the Exchange Offer Exemptive Order and noted that the exemption thereunder provides relief from the requirements of Rule 13e4(f)(8). Without specifically acknowledging the application of the Exchange Offer Exemptive Order to the Martha Stewart Option Repurchase Offer, consistent with the compensatory purposes of the offer, the Staff permitted the offer to exclude (i) individuals that were not employees of the issuer (or any subsidiary of the issuer) continuously throughout the offer period and (ii) current and former executive officers and directors of the issuer.

The Company notes that in providing the general exemptions from the “prompt payment” requirements of Rule 13e-4(f)(5) under the 409A Exchange Offer Exemptive Orders, the Commission specified criteria that issuer exchange offers for employee stock options addressing issues arising under Section 409A of the Code would have to meet in order to rely on such exemptions, including that the exchange offer (i) is being made to current employees of the issuer for compensatory purposes in order to address the potential materially adverse personal tax treatment of certain options under Section 409A of the Code and (ii) is not being made to the current or former executive officers and directors of the issuer. As discussed above, while the Offer does not technically fall within the scope of the exemptions provided by the 409A Exchange Offer Exemptive Orders because the Company is offering to purchase Eligible Options for the right to receive Cash Payments rather than offering to exchange such options for amended options or new Company securities, the Company believes that the Offer otherwise meets the criteria for

[12]	See e.g., the Option Repricing Offers.

[13]	Issuer Exchange Offers Conducted for Compensatory Purposes, SEC Exemptive Order (Mar. 21, 2001) (the “Exchange Offer Exemptive Order”).

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such exemptive relief, including (i) being made to Eligible Employees for compensatory purposes in order provide Eligible Employees with the opportunity to avoid or minimize potential adverse personal tax consequences under Section 409A of the Code and (ii) not being made to current or former Section 16 Officers and Directors.

No Action Letters

In the context of issuer tender offers conducted primarily for compensatory purposes, the Staff has historically granted relief from the requirements of Rule 13e-4(f)(8) where requiring otherwise would defeat the valid compensatory purpose for undertaking such tender offers. The Staff has specifically granted relief from the “all holders” and “best price” requirements of Rule 13e-4(f)(8) in the context of issuer cash tender offers to address issues relating mostly to underwater options.14 In the Employee Option Repurchase Offers the primary compensatory purpose of the offer was to provide eligible employees participating in the offer with some value for their mostly underwater options and an incentive to remain a continued employee of the issuer. The Company believes that the eligibility requirements in the Offer are similar to that of the Employee Option Repurchase Offers. In the Employee Option Repurchase Offers the issuers generally excluded, among other individuals: (i) individuals that were not employees of the issuer (or any subsidiary of the issuer) continuously throughout the offer period; and/or (ii) current and former executive officers and directors of the issuer; and/or (iii) individuals employed by the issuer in certain jurisdictions, the laws of which impose adverse legal or regulatory impediments to the offer. The Company also believes that the differential treatment of holders of Eligible Expiring Options is analogous to the differential treatment of holders of eligible options in the Microsoft Option Repurchase Offer.15 In the Microsoft Option Repurchase Offer, the issuer varied the timing of payment of cash consideration for tendered options based on factors such as the amount of cash consideration to be paid to, and the level of employment and the jurisdiction of residence of, the tendering holder. Both the exclusion and differential treatment of certain holders were in furtherance of the compensatory purpose of the offer. Accordingly, without relief from the requirements of Rule 13e-4(f)(8), the compensatory purpose of the Employee Option Repurchase Offers would have been frustrated.

In addition, the Staff has specifically granted relief from the “all holders” and “best price” requirements of Rule 13e-4(f)(8) in the context of issuer exchange offers to address issues relating to underwater options.16 The Option Repricing Offers were generally for the compensatory purposes of providing eligible employees participating in the offer with a renewed alignment of interests with the issuer and an incentive to remain continuously employed by the issuer. The Company believes that the eligibility requirements of the Offer are similar to that of the Option Repricing Offers. In the Option Repricing Offers the issuers excluded, among other individuals: (i) individuals that were not employees of the issuer (or any subsidiary of the issuer) continuously throughout the offer period; and/or (ii) current and former executive officers and directors of the issuer; and/or (iii) individuals employed by the issuer in certain jurisdictions, the laws of which impose adverse legal or regulatory impediments to the offer. The Company also believes that the differential treatment of holders of Eligible Expiring Options is analogous to the differential treatment of holders of special options in the Amazon Option Repricing Offer.17 In the

[14]	See the Option Repurchase Offers.

[15]	See the Microsoft Option Repurchase Offer.

[16]	See e.g., the Option Repricing Offers.

[17]	See the Amazon Option Repricing Offer.

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Amazon Option Repricing Offer, the issuer required tendering option holders to tender their eligible options and certain special options even though such holders would receive the same consideration as tendering option holders that did not hold such special options. Both the exclusion and differential treatment of certain holders were in furtherance of the compensatory purpose of the offer. Accordingly, without relief from the requirements of Rule 13e-4(f)(8), the compensatory purpose of the Option Repricing Offers would have been frustrated.

In the Company’s case, the Offer is for the compensatory purpose of providing Eligible Employees with an opportunity to avoid or minimize potential adverse personal tax consequences under Section 409A of the Code. Similar to the Employee Option Repurchase Offers and the Option Repricing Offers, the Company is excluding (i) individuals that are not employees of the Company (or any Company subsidiary) at the commencement of the Offer and on the expiration of the Offer; (ii) individuals that are not or may not be subject to income taxation in the United States with respect to Eligible Options held by them; and (iii) individuals that are current or former Section 16 Officers or Directors at the commencement of the Offer and on the Offer Expiration Date from eligibility to participate in the Offer. The exclusion of the such holders of Eligible Options is in furtherance of the compensatory purposes of the Offer, and in the case of current and former Section 16 Officers and Directors that were Section 16 Officers and Directors at the applicable date of grant of their Eligible Options, their exclusion from the Offer is required by the provisions of Section 409A of the Code and Interpretive Guidance.18 In addition, in the Company’s case holders of Eligible Expiring Options purchased in the Offer will receive their Cash Payment with respect to such Eligible Expiring Options on the date(s) such Eligible Expiring Options would have otherwise expired but for the Eligible Optionee’s participation in the Offer, if such date(s) are earlier than the first regular payroll date of the Company after January 1, 2009. The differential treatment of holders of Eligible Expiring Options with respect to the timing of payment of their Cash Payment, as with the differential treatment of certain holders in the Microsoft Option Repurchase Offer, the Amazon Option Repricing Offer and the Juniper 409A Exchange Offer19, is in furtherance of the compensatory purpose of the Offer. Accordingly, the Company believes that without relief from the requirements of Rule 13e-4(f)(8), the compensatory purpose of the Offer would be frustrated.

III.	SUMMARY

Based on: (i) the Company’s belief that the Offer, but for the fact that the Company is offering to purchase Eligible Options for the right to receive Cash Payments rather than offering to exchange such options for amended options or new Company securities, otherwise meets the criteria for the exemptive relief provided by the Exchange Offer Exemptive Order and the 409A Exchange Offer Exemptive Orders (ii) the nearly identical compensatory purposes and mechanical features, including delayed cash payment features and eligibility requirements, of the Offer with those of the 409A Exchange Offers, the similarity of the delayed cash payment features and eligibility requirements of the Offer with those of the Option

[18]

One current Section 16 Officer or Director not otherwise required to be excluded from participating in the Offer under the Interpretive Guidance is being excluded from participating in the Offer by the Company for employee and investor relations purposes.

[19]

In the Juniper 409A Exchange Offer, the issuer varied or reserved the right to vary, respectively, the cash consideration payable to certain holders of eligible options based on the jurisdiction of taxation of the tendering holder for the compensatory purpose of compensating (x) U.S. taxpaying holders by an amount equal 5% of their cash consideration for the delay in payment, and (y) Canadian taxpaying holders by a tax gross-up amount for their loss of preferential tax treatment.

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Repurchase Offers and the Employee Option Repurchase Offers, respectively, and the analogous delayed cash payment features and eligibility requirements of the Offer with those of the Option Repricing Offers, and (iii) the fact that the essential features and significance of the Offer, including the eligibility requirements, the application of Section 409A of the Code to the Eligible Options, the delay in payment of the Cash Payment and the risks that Eligible Employees should consider in deciding whether to accept the Offer, will be fully described in a Schedule TO that the Company will file with the Commission prior to commencement of the Offer, the Company believes that the future Cash Payment feature of the Offer and the eligibility requirements of the Offer as currently contemplated do not constitute fraudulent, deceptive or manipulative acts or practices and are being made for a valid compensatory purpose.

If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact John J. Concannon at (617) 951-8874 or Theresa R. Boni at (617) 951-8785 of Bingham McCutchen LLP, special counsel for the Company.

Sincerely yours,

BINGHAM MCCUTCHEN LLP

/S/ John J. Concannon III